SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Virgin Media Inc.

(Name of Subject Company and Filing Person (Issuer) and Name of Filing Person (Offeror))

6.50% Convertible Senior Notes due 2016

(Title of Class of Securities)

92769LAB7

(CUSIP Number of Class of Securities)

Bryan H. Hall, Esq.

Executive Vice President

Liberty Global plc

12300 Liberty Boulevard

Englewood, CO 80112

(303) 220-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Robert W. Murray Jr.

Baker Botts L.L.P.

30 Rockefeller Plaza

New York, New York 10112-4998

Telephone: (212) 408-2500

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,008,896,841.61	$137,614

(1)	Calculated solely for purposes of determining the filing fee. The purchase price of the 6.50% Convertible Senior Notes due 2016 (the “Notes”), as described herein, is $1,000 per $1,000 principal amount of the Notes, plus accrued and unpaid interest to, but not including, the repurchase date. As of June 7, 2013, there was $998,977,000 in aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $1,008,717,025.75.
(2)	$137,614 was paid at the time of the original filing of the Schedule TO.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $137,614	Filing Party: Virgin Media Inc.
Form or Registration No.: Schedule TO	Date Filed: June 11, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission by Virgin Media Inc. (the “Company”) on June 11, 2013 (as amended, the “Schedule TO”), relating to the Company’s Fundamental Change Notice and Offer to Purchase dated June 10, 2013 (as it may be amended and supplemented from time to time, the “Fundamental Change Notice”), previously filed as Exhibit (a)(1) to the Schedule TO, pursuant to the terms and conditions required by the Indenture, dated as of April 16, 2008 (the “Original Indenture”), as supplemented by the Supplemental Indenture, dated as of June 7, 2013 (the “Supplemental Indenture” and, together with the Original Indenture, the “Indenture”) among the Company and The Bank of New York Mellon, as trustee, relating to the 6.50% Convertible Senior Notes due 2016 (the “Notes”) of the Company. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule TO.

The information in the Fundamental Change Notice, which was previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided herein.

This Schedule TO is intended to satisfy the requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All capitalized terms used but not specifically defined in this Schedule TO shall have the meanings given to such terms in the Fundamental Change Notice.

Items 1-11. Summary Term Sheet.

The Offer to Purchase the Notes, which commenced on June 10, 2013, expired at 5:00 p.m. New York City time, on July 9, 2013.

On July 10, 2013, the Company issued a Notice to Holders of the 6.50% Convertible Senior Notes due 2016 announcing that the Paying Agent for the Notes has advised the Company that $1,000 aggregate principal amount of Notes were tendered and accepted for purchase pursuant to the Repurchase Right prior to 5:00 p.m., New York City time, on July 9, 2013, and that $54,780,000 aggregate principal amount of the Notes remain outstanding (after giving effect to exchanges of the Notes).

A copy of this notice is filed as Exhibit a(2) and is incorporated by reference herein.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)*	Fundamental Change Repurchase Right Notice and Offer to Purchase, dated June 10, 2013.

(a)(2)	Notice to Holders of 6.50% Convertible Senior Notes due 2016, dated July 10, 2013.

(a)(5)*	Press Release dated June 7, 2013.

(b)	Not applicable.

(d)(1)*	Indenture, dated as of April 16, 2008, between Virgin Media Inc. and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on April 16, 2008 (File No. 000-50886)).

(d)(2)*	Supplemental Indenture, dated as of June 7, 2013, between Liberty Global plc, Virgin Media Inc. and The Bank of New York Mellon, as trustee.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Virgin Media Inc.

By:	/s/ Bernard G. Dvorak
Bernard G. Dvorak Executive Vice President

Dated: July 11, 2013

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)*	Fundamental Change Repurchase Right Notice and Offer to Purchase, dated June 10, 2013.

(a)(2)	Notice to Holders of 6.50% Convertible Senior Notes due 2016, dated July 10, 2013.

(a)(5)*	Press Release dated June 7, 2013.

(b)	Not applicable.

(d)(1)*	Indenture, dated as of April 16, 2008, between Virgin Media Inc. and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on April 16, 2008 (File No. 000-50886)).

(d)(2)*	Supplemental Indenture, dated as of June 7, 2013, between Liberty Global plc, Virgin Media Inc. and The Bank of New York Mellon, as trustee.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

5